EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2023 Financial Results; Provides Fourth Quarter 2023 Guidance

Q3 2023 Revenues and EPS Beat Guidance, Gross Margin at Upper End of Guidance Range Issued on August 10, 2023

Company Q4 2023 Guidance: Revenues to Decline 5.0% to 11.0% QoQ, Gross Margin is Expected to be around 30%, Profit per diluted ADS to be around 9.0 Cents to 13.0 Cents

  Q3 2023 revenues were $238.5M, an increase of 1.5% QoQ, exceeding the guidance range of a 7.0% decline to flat QoQ. Q3 GM reached 31.4%, substantially improving from the Q2 trough, a result of strategic termination of certain high-cost foundry capacity agreements in Q2. Q3 GM surpassed guidance range of 30.5% to 32.0%, due to a favorable product mix, primarily driven by the remarkable performance of automotive product line
  Q3 2023 after-tax profit was $11.2M, or 6.4 cents per diluted ADS, compared to $0.9M, or 0.5 cents last quarter
  Company’s Q4 2023 revenues to decline 5.0% to 11.0% QoQ. GM around 30%. Profit per diluted ADS to be in the range of 9.0 cents to 13.0 cents
  Company’s Q4 inventory is nearing its historical average levels after several quarters of aggressive inventory depletion
  Company offers industry’s most-comprehensive automotive display IC portfolio, covering DDIC, TDDI, LTDI, local dimming Tcon to AMOLED. Company’s Q4 automotive sales set to represent almost half of total sales
  Himax Q4 automotive TDDI sales are poised to continue to increase and set to account for almost 40% of Q4 total automotive driver sales
  Himax’s longer-term outlook for the automotive business, its largest revenue contributor, remains positive, as Company maintains a dominant position in the sector. The majority of Himax’s design-wins in TDDI and local dimming Tcon, both relatively new technologies for automotive sector, are slated to commence mass production during the next 2 years, thereby further fortifying Company’s market share leadership amidst growing competition
  Himax leads the industry to commence mass production of LTDI in Q3 for NEVs. Company expects LTDI adoption to further proliferate as it gains traction in car models featuring large size displays as car makers look to distinguish their vehicle products
  Himax’s partnership alliance with Nexchip in automotive is an illustration of Company’s foundry supply diversification strategy that expands Himax’s foundry supply while optimizing cost structure for the thriving automotive market, especially in China

TAINAN, Taiwan, Nov. 09, 2023 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter 2023 ended September 30, 2023.

“Ongoing macro headwinds are limiting our visibility as panel customers remain tentative about demand prospects, leading to shortened forecasts and more frequent last-minute orders. Having said that, our longer-term outlook for the automotive business, our largest revenue contributor, remains positive, as we maintain a dominant position in the sector. The majority of our design-wins in TDDI and local dimming Tcon, both relatively new technologies for automotive sector, are slated to commence mass production during the next two years, thereby further fortifying our market share leadership amidst growing competition,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Amidst the prevailing challenging economic conditions, we continue to implement a range of measures to reduce costs, including improving manufacturing and operational efficiencies, and leveraging diverse partners in foundries and backend sources. The recently announced partnership alliance with Nexchip in automotive is an illustration of Himax’s foundry supply diversification strategy. The collaboration expands Himax’s foundry supply while optimizing cost structure for the thriving automotive market, especially in China. In terms of inventory, the destocking process is progressing nicely with Q3 seeing a meaningful reduction. Currently, we are nearing historical average levels after several quarters of aggressive inventory depletion,” concluded Mr. Jordan Wu.

Third Quarter 2023 Financial Results

Himax net revenues registered $238.5 million, an increase of 1.5% sequentially and up 11.6% on a year over year basis, exceeding the guidance range of a 7.0% decline to flat sequentially. This can be credited to positive order momentum across all business segments. Gross margin came in at 31.4%, a substantial increase from 21.7% of last quarter, and at the upper end of guidance range of 30.5% to 32.0%. The Q3 gross margin improvement reflected the absence of the one-time expense incurred in Q2 related to the strategic termination of certain high-cost foundry capacity agreements, in addition to a favorable product mix, primarily driven by the remarkable performance of automotive product line which maintains a higher margin profile than corporate average. Q3 profit per diluted ADS was 6.4 cents, exceeding the guidance range of 1.5 cents to 6.0 cents.

Revenue from large display drivers was $43.7 million, a decrease of 3.7% sequentially but up 5.9% year-over-year. TV IC sales declined as expected as customers already replenished their inventory in previous quarters and suspended further pull-ins. Monitor and notebook IC sales were up single digit and a nice double digit respectively in the third quarter, predominantly driven by rush orders from key customers. Large panel driver IC sales accounted for 18.3% of total revenues for this quarter, compared to 19.3% last quarter and a year ago.

Small and medium-sized display driver revenue was $161.1 million, an increase of 7.2% sequentially and up 13.9% compared to same period last year, surpassing the guidance range due to better-than-expected sales performance, particularly in automotive sector and TDDI products. Q3 automotive driver sales saw a decent double digit sequential increase thanks to a strong uptick in both TDDI and traditional DDIC as clients worldwide resumed order replenishment. Smartphone and tablet driver sales, on the other hand, decreased double digit and mid-teens sequentially, reflecting continued soft market demand. In the third quarter, the automotive business remained Himax’s largest revenue contributor, accounting for nearly 45% of total sales. One notable highlight during the quarter was Company’s commencement of the world’s first mass production of LTDI. This further demonstrates Himax’s leadership position in the lucrative automotive display battlefield. Small and medium-sized driver IC segment accounted for 67.6% of total sales for the quarter, compared to 63.9% in the previous quarter and 66.2% a year ago.

Third quarter revenues from its non-driver business also exceeded guidance with revenue of $33.7 million, down 14.4% from a quarter ago but up 9.0% compared to same period last year. The better-than-expected performance was a result of higher shipment of WLO and CMOS image sensor. Tcon business represented over 8% of total sales in Q3 yet experienced a low teens sequential decline, hampered by decreased demand for both large display panels and AMOLED displays for tablet. On a positive note, Himax continues to solidify its leadership in the automotive Tcon market with local dimming technology adoption rising rapidly by leading panel makers, Tier 1s and car makers across the board. With numerous project awards already in hand, Himax expects a strong growth trajectory for automotive Tcon in the next few years. Non-driver products accounted for 14.1% of total revenues, as compared to 16.8% in the previous quarter and 14.5% a year ago.

Operating expenses for the third quarter were $63.7 million, an increase of 19.8% from the previous quarter but down 12.5% from a year ago. As a reminder, Company grants annual bonuses to employees at the end of September each year, including RSU and cash awards. 2023 annual bonus compensation of $10.4 million was in line with guidance, out of which $9.7 million, or 4.4 cents per diluted ADS, was immediately vested and expensed in the third quarter. In comparison, the annual bonuses for 2022 and 2021 were $39.6 million and $74.7 million respectively, of which $18.5 million and $24.8 million were vested and expensed immediately. The changes in Q3 operating expenses were mainly associated with the way Company expenses the employee annual bonus grants based on IFRS accounting. To clarify, the Q3 bonus expense includes two portions. First, $9.7 million for the immediately vested and recognized portion of the current year bonus grant that is based on the expected profit for the full year. Second, $6.2 million for the amortized tranches of the prior year bonuses. As a reference, the amortized expense of the prior year employee bonuses for full year 2023 would be as high as $21.8 million due to substantially higher profits in 2021 and 2022 leading to a significantly increased bonus carryover amortization expense. This has caused volatility in IFRS figures for 2023 while, for the annual bonus grants, Himax has always followed a consistent compensation policy and rules for employees. Amidst prevailing macroeconomic headwinds, Company is currently exercising strict budget and expense control with full year 2023 OPEX poised to decline compared to last year.

Q3 operating income was $11.1 million or 4.6% of sales, compared to 1.8% of sales for the same period last year and -0.9% last quarter. The sequential increase was primarily a result of increased sales and gross margin, partially offset by higher operating expenses in the third quarter. The year-over-year increase was primarily a result of lower operating expenses brought by lower annual bonus compensation, partially offset by lower gross margin compared to same period last year. Third quarter after-tax profit was $11.2 million, or 6.4 cents per diluted ADS, compared to $0.9 million, or 0.5 cents per diluted ADS last quarter and $8.3 million, or 4.8 cents in the same period last year.

Balance Sheet and Cash Flow

Himax had $155.4 million of cash, cash equivalents and other financial assets as of September 30, 2023, compared to $227.9 million at the same time last year and $219.5 million a quarter ago. Third quarter cash flows were impacted primarily by two cash payouts, $83.7 million for annual dividend and $29.5 million for employee bonus. The employee bonus is comprised of $9.3 million for the immediately vested portion of this year’s award and $20.2 million for vested awards granted over the last 3 years. Despite the substantial payouts in Q3, Himax delivered strong positive operating cash flow of $16.0 million, again, due to the ongoing destocking progress across major product lines with inventory experiencing a meaningful reduction compared to the past few quarters. Himax had $42.0 million of long-term unsecured loans as of the end of the third quarter, of which $6.0 million was the current portion.

The Company’s inventories as of September 30, 2023 were $259.6 million, markedly lower than $297.3 million last quarter. Accounts receivable at the end of September 2023 was $248.5 million, up from $239.0 million last quarter and down from $253.3 million a year ago. DSO was 95 days at the quarter end, as compared to 90 days last quarter and 74 days a year ago. Third quarter capital expenditures were $2.6 million, versus $2.9 million last quarter and $3.4 million a year ago. The third quarter capex was mainly for IC design business.

Outstanding Share

As of September 30, 2023, Himax had 174.7 million ADS outstanding, little changed from last quarter. On a fully diluted basis, total number of ADS outstanding for the third quarter was 174.8 million.

Q4 2023 Outlook

Himax expects Q4 sales growth to be relatively subdued compared to typical seasonal trends primarily due to sluggish end market demand as well as cautious inventory management and rigorous procurement scrutiny by customers. Additionally, ongoing macro headwinds are limiting Company’s visibility as panel customers remain tentative about demand prospects, leading to shortened forecasts and more frequent last-minute orders. Having said that, Himax’s longer-term outlook for the automotive business, its largest revenue contributor, remains positive, as it maintains a dominant position in the sector. The majority of Company’s design-wins in TDDI and local dimming Tcon, both relatively new technologies for automotive sector, are slated to commence mass production during the next two years, thereby further fortifying Himax’s market share leadership amidst growing competition. When coupled with the megatrend of increasing quantity, size and sophistication of displays inside vehicles, Himax is poised to enjoy sustainable growth in the automotive market for years to come regardless of auto industry headwinds or macroeconomic challenges.

Amidst the prevailing challenging economic conditions, Himax continues to implement a range of measures to reduce costs, including improving manufacturing and operational efficiencies, and leveraging diverse partners in foundries and backend sources. The recently announced partnership alliance with Nexchip in automotive is an illustration of Himax’s foundry supply diversification strategy. The collaboration expands Himax’s foundry supply while optimizing cost structure for the thriving automotive market, especially in China. In terms of inventory, the destocking process is progressing nicely with Q3 seeing a meaningful reduction. Currently, Himax is nearing historical average levels after several quarters of aggressive inventory depletion.

Thanks to accelerating growth in automotive business, improved cost structure, normalized inventory levels, favorable product mix, and Company’s emphasis on higher margin, high value-added areas, like Tcon, OLED and AI,  Himax is well positioned to deliver sustainable long term revenue growth and profitability.

Display Driver IC Businesses

LDDIC

Q4 large display driver IC revenue is projected to decline by double digit sequentially, reflecting the absence of festival season shopping this year and intensified China local competition. In the TV IC business, leading end brands continue to implement stringent production control measures amidst soft demand and are maintaining low inventory levels. Consequently, Himax expects a double-digit quarter-over-quarter decline in Q4 TV IC sales. Notebook and monitor IC are also facing a challenging business environment where Company expects sales for both product lines to decrease by double digit sequentially.

SMDDIC

Q4 SMDDIC revenue is expected to decline single digit, on the backdrop of a muted festival season where demand for consumer electronics remains sluggish. Smartphone sales are projected to decline double digit, while tablet sales are expected to increase single digit sequentially in Q4. Automotive revenue is expected to be flat or slightly down sequentially following a surge in orders resuming for both traditional DDIC and TDDI during the previous quarter. Q4 automotive TDDI sales are poised to continue to increase by low teens sequentially, fueled by strong customer orders across the board and supportive governmental policies, especially in China and the U.S., aimed at incentivizing new vehicle purchases. Secured design-win projects for automotive TDDI continue to expand across the board and now total nearly 400, significantly ahead of peers. Remarkably, automotive TDDI sales are expected to account for almost 40% of total automotive driver sales in Q4. Automotive driver sales are now Himax’s largest revenue contributor and, if combined with automotive Tcon, is set to represent almost half of Himax total sales in Q4.

On LTDI, Himax is the first in the world to commence mass production of LTDI for certain customers’ NEVs starting in Q3 this year. Himax expects LTDI adoption to further proliferate as it gains traction in car models featuring large size displays as car makers look to distinguish their vehicle products. Additionally, Company is seeing an increasing number of customers choosing to adopt its integrated LTDI and local dimming Tcon solution as the standard platform for their ultra large automotive display development. These newly designed automotive displays are typically larger than 30 inches, deliver a sharp detailed visual experience, and incorporate high-density touch functionality, which typically necessitates the utilization of six or more LTDI chips, together with at least one local dimming Tcon, representing much higher content value for Himax on a per panel basis. This not only ramps up a new revenue stream, but also reinforces Himax’s leadership position in the automotive display market as it moves into 2024.

Himax stands at the forefront of the automotive display IC market with a diverse product portfolio covering a full range of specifications and technologies, including DDIC, TDDI, local dimming Tcon, LTDI, and AMOLED. These holistic offerings cater to a wide range of customer preferences and needs, fostering strong customer loyalty and collaborations with global panel makers, Tier 1s, and car makers. Himax expects its automotive segment to continue to be a key growth driver for the Company.

On smartphone and tablet product lines, Himax continues to see lackluster demand in the market. On a positive note, Himax’s inventory has substantially rebalanced to a satisfactory level after consecutive quarters of inventory depletion. With the destocking process nearly complete, the Company placed wafer starts for select products starting in Q2 this year and continue to work on improving cost structure with the aim of improving its efficiency for when demand returns.

On AMOLED, by partnering with leading panel manufacturers in Korea and China, Himax is accelerating its AMOLED driver IC advancements, covering various applications from automotive and tablets to smartphones, notebooks and TVs. In the automotive AMOLED sector, Himax’s design-wins are steadily increasing from both traditional car manufacturers and NEV vendors worldwide. For smartphone AMOLED display driver, sluggish demand in the smartphone market has resulted in a slight delay from Himax’s original targeted timeline. Nevertheless, Company continues collaborations with customers from Korea and China where ongoing verification and partnership projects are in progress.

Non-Driver Product Categories

Timing Controller (Tcon)

The Company anticipates Q4 Tcon sales to decrease double digit sequentially, hampered by reduced shipment for large-sized displays and OLED displays for tablet as customer inventory offloading continues due to subdued end market demand. Despite the soft market sentiment, Himax is actively developing the next generation Tcon IC for OLED tablet, notebook and automotive, aiming to diversify its offerings and strategically position itself for a resurgence in demand. On automotive Tcon business for LCD panels, Himax’s position remains unchallenged in local dimming Tcon, evidenced by growing validation and widespread deployment globally in both premium and mainstream new car models. Himax plans to roll out a series of Tcon for automotive to expand its product offerings catering to different needs of global customers. Local dimming technology has found increasing application in automotive display, initially in high-end car models and gradually into mainstream vehicles. One emerging use case is in heads-up display (HUD) thanks to Himax Tcon’s unique ability to deliver a high contrast ratio for selected content, along with low heat dissipation and minimal power consumption. Himax’s local dimming Tcon can effectively eliminate the frequently occurring “postcard effect” in HUD application, caused by backlight leakage in TFT LCD panels that shows a square-shaped display images on the windshield. Company’s automotive Tcon business is poised to experience explosive growth with strong momentum expected into 2024 and years to come, serving as one of Himax’s major growth engines.

WiseEye™ Smart Image Sensing

Himax’s WiseEye Smart Image Sensing total solution incorporates the Company’s proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. For notebook, Himax continues to support the mass production of Dell’s notebook. Given the growing prevalence of the human presence detection feature in notebooks, its engagement with global notebook names for their next generation products are progressing nicely. Himax’s WiseEye solution is also in broad adoption across a range of endpoint AI applications, including video conference device, automotive, access control, shared bike parking, door lock and smart agriculture, among others.

WiseEye adoption is also going smoothly in door lock application, where Himax joins forces with leading door lock players in China with mass production expected to commence starting the end of this year. Moreover, the latest smart door lock design surpasses the existing human presence detection feature and takes a step forward to support an additional camera set, enabling dual-camera functionality. The secondary camera can be oriented downward for ground-level status monitoring for events such as parcel delivery or placed indoors to enhance security detection. More innovative features are also under development together with key customers in the field targeting their next generation smart door lock. Himax anticipates that WiseEye adoption in surveillance will significantly increase starting in 2024.

On WE2 AI processor. Compared to WE1, its predecessor, the WE2 processor offers further advancements in inference speed and ultralow power. In context aware AI, WE2 enables detailed, real-time computer vision object analysis, such as facial landmark, hand landmark, and human pose and skeleton, among others, at extremely low power consumption. This enables sophisticated human expression detection for smart notebook and broader AIoT applications. Alongside ongoing collaboration with end customers, Himax has also made significant progress in partnerships with major CPU and AP SOC players, in preparation for their target markets in next generation smart notebooks, surveillance and a host of other endpoint AI applications. Himax will provide more details as they come about.

In addition to the WiseEye total solution, Himax is also focused on expanding its Intelli-Sensing Module business by targeting users that may be less familiar with AI or wish to incorporate AI capabilities into their applications without significant development effort. This particularly applies to small volume or early-stage market engagement applications. The module offerings, incorporating WiseEye technology, provide clients with a series of highly integrated, plug-and-play module boards which are extremely compact in size, user-programmable and loaded with Himax’s pre-trained AI models for straightforward system integration. This can effectively shorten customers’ time-to-market and reduce development costs. To broaden market reach, a series of Intelli-Sensing Modules will be rolled out to cover more diverse markets that cater to various AI needs. The Intelli-Sensing Module solution will also be made available through online resellers like DigiKey and other SI partners.

Throughout recent quarters, Himax’s Intelli-Sensing Module has received excellent feedback with adoptions from various applications. One particularly successful adoption is in parking systems which has been deployed by several vendors in different regions of Asia. Himax’s module offers precise real-time motion and occupancy detection to streamline the billing procedure for vehicles. Additionally, Company’s module operates efficiently with ultralow power, making it a viable choice for battery-powered parking systems, thereby greatly simplifying the installation process and reducing maintenance costs. Moreover, its AI’s functionality can include vehicle type recognition, which enhances the effective utilization of parking spaces. Beyond the parking solution, there is a growing interest in applications for Intelli-Sensing Module in areas such as retail shelf management and human flow monitoring, among others. The Company is excited about the upcoming growth prospects for this product.

Himax’s leading position in ultralow power AI processing and image sensing for endpoint AI applications demonstrates Company’s commitment and conviction to the ongoing development and growth of WiseEye AI business. By leveraging broad ecosystem partners and customers, Himax aims to maximize market reach and explore more potential endpoint AI applications. While adoption is at an early stage, Company believes its WiseEye AI business will serve as a multi-year structural growth driver for Himax.

Optical Related Product Lines / Metaverse

On Himax’s optical related product lines. With over a decade of optical and optoelectronics know-how and capabilities under its belt, Himax has been offering various technologies, including WLO, 3D Sensing, and LCoS, driving continuous advancements in diverse fields related to emerging metaverse applications. Additionally, Himax has other innovative solutions under development to further expand its technological portfolio. The recent introduction of Liqxtal™ Graph display technology, unveiled by Himax’s subsidiary Liqxtal Technology, is one illustration of Himax’s capability to provide more diverse offerings to the industry. This liquid crystal based optical product provides one-of-a-kind technology that defies imagination through the display of personalized and colored content on the exterior lens of glasses for external viewers to enjoy, while also providing wearers with unobstructed visibility. Himax expects Liqxtal Graph display technology to create a broad array of application possibilities for wearable devices in the future.

On LCoS. Following the unveiling of Company’s cutting-edge Color Sequential Front-Lit LCoS microdisplay at the Display Week in May, several tech giants in the industry have shifted their focus away from micro-OLED to Himax’s Front-Lit LCoS for their AR goggles. This shift is demonstrative of its exceptional achievements in both performance and functionality, marked by breakthroughs not only in the luminance performance in full RGB color, but also in terms of superior optical efficiency, tiny form factor and ultra-lightweight design. These factors are critical and represent technological advancements that can readily meet rigorous requirements to support next generation see-through goggles.

On WLO. Himax initiated volume production of WLO technology to a leading North American customer in Q2. The WLO solution is integrated into the customer’s new generation VR goggles to enable 3D gesture control. A decent shipment was made in Q3 in preparation for the upcoming seasonal shopping sales.

For non-driver IC business, the Company expects revenue to decline mid-teens sequentially in the fourth quarter.

Fourth Quarter 2023 Guidance
Net Revenue:	To Decline 5.0% to 11.0% sequentially
Gross Margin:	To be around 30%, depending on final product mix
Profit:	To be 9.0 cents to 13.0 cents per diluted ADS

HIMAX TECHNOLOGIES THIRD QUARTER 2023 EARNINGS CONFERENCE CALL
DATE:	Thursday, November 9, 2023
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
WEBCAST:	https://edge.media-server.com/mmc/p/ss9i3udd/
PHONE REGISTRATION: https://register.vevent.com/register/BI0b427a1b5ab14db08404bf0f66ee6dd2

If you choose to attend by phone, you need to register first to obtain dial-in numbers for the call. Once registered you will be emailed the dial-ins along with an option to receive a call back at the start of the earnings call. Each registrant will receive a unique personal PIN. A replay of the call will be available beginning two hours after the call. The conference webcast link is https://edge.media-server.com/mmc/p/ss9i3udd/. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 9, 2024.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and AMOLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Smart Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. While Himax optics technologies, such as diffractive wafer level optics, LCoS micro-displays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, AMOLED ICs, LED drivers, EPD drivers, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,838 patents granted and 376 patents pending approval worldwide as of September 30, 2023.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2022 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.

Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America

Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months EndedSeptember 30,		3 Months Ended June 30,
	2023	2022	2023

Revenues
Revenues from third parties, net	$238,466	$213,586	$234,988
Revenues from related parties, net	49	45	43
	238,515	213,631	235,031

Costs and expenses:
Cost of revenues	163,692	136,828	183,961
Research and development	49,444	55,749	41,433
General and administrative	7,050	8,554	6,115
Sales and marketing	7,239	8,555	5,664
Total costs and expenses	227,425	209,686	237,173

Operating income (loss)	11,090	3,945	(2,142)

Non operating income (loss):
Interest income	1,837	1,387	2,648
Changes in fair value of financial assets at fair value through profit or loss	(432)	(67)	336
Foreign currency exchange gains, net	764	1,181	528
Finance costs	(1,482)	(843)	(1,717)
Share of losses of associates	(220)	(164)	(175)
Other income	409	120	4
	876	1,614	1,624
Profit (loss) before income taxes	11,966	5,559	(518)
Income tax expense (benefit)	1,214	(2,449)	(1,247)
Profit for the period	10,752	8,008	729
Loss attributable to noncontrolling interests	484	311	159
Profit attributable to Himax Technologies, Inc. stockholders	$11,236	$8,319	$888

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.064	$0.048	$0.005
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.064	$0.048	$0.005

Basic Weighted Average Outstanding ADS	174,420	174,695	174,417
Diluted Weighted Average Outstanding ADS	174,773	174,735	174,672

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2023	2022

Revenues
Revenues from third parties, net	$717,645	$938,879
Revenues from related parties, net	105	170
	717,750	939,049

Costs and expenses:
Cost of revenues	523,262	531,994
Research and development	130,304	135,399
General and administrative	19,206	21,852
Sales and marketing	18,447	19,743
Total costs and expenses	691,219	708,988

Operating income	26,531	230,061

Non operating income (loss):
Interest income	6,812	2,823
Changes in fair value of financial assets at fair value through profit or loss	(55)	361
Foreign currency exchange gains, net	757	5,949
Finance costs	(4,940)	(1,451)
Share of losses of associates	(584)	(573)
Other income	520	215
	2,510	7,324
Profit before income taxes	29,041	237,385
Income tax expense	2,905	43,916
Profit for the period	26,136	193,469
Loss attributable to noncontrolling interests	915	1,357
Profit attributable to Himax Technologies, Inc. stockholders	$27,051	$194,826

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.155	$1.115
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.155	$1.115

Basic Weighted Average Outstanding ADS	174,418	174,694
Diluted Weighted Average Outstanding ADS	174,701	174,753

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2023	September 30, 2022	June 30, 2023
Assets
Current assets:
Cash and cash equivalents	$147,257	$219,745	$211,425
Financial assets at amortized cost	8,139	8,147	8,079
Accounts receivable, net (including related parties)	248,507	253,284	239,039
Inventories	259,610	410,071	297,268
Income taxes receivable	22	41	28
Restricted deposit	453,000	369,300	369,300
Other receivable from related parties	1,190	1,230	1,171
Other current assets	102,652	109,734	109,334
Total current assets	1,220,377	1,371,552	1,235,644
Financial assets at fair value through profit or loss	18,655	14,466	19,094
Financial assets at fair value through other comprehensive income	289	352	313
Equity method investments	5,801	3,293	6,127
Property, plant and equipment, net	119,231	127,598	121,674
Deferred tax assets	11,244	6,199	11,651
Goodwill	28,138	28,138	28,138
Other intangible assets, net	851	5,571	876
Restricted deposit	31	32	32
Refundable deposits	205,383	162,924	205,237
Other non-current assets	7,734	10,809	9,371
	397,357	359,382	402,513
Total assets	$1,617,734	$1,730,934	$1,638,157
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$279	$-	$289
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	453,000	369,300	369,300
Accounts payable (including related parties)	109,554	191,971	127,652
Income taxes payable	19,061	66,517	18,894
Other payable to related parties	1,937	2,385	2,266
Contract liabilities-current	16,774	34,481	19,913
Other current liabilities	89,342	65,943	176,379
Total current liabilities	695,947	736,597	720,693
Long-term unsecured borrowings	36,000	42,000	37,500
Deferred tax liabilities	658	754	682
Contract liabilities-non-current	-	12,356	46
Other non-current liabilities	47,454	90,672	53,001
	84,112	145,782	91,229
Total liabilities	780,059	882,379	811,922
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	114,097	111,404	113,761
Treasury shares	(5,157)	(5,594)	(5,594)
Accumulated other comprehensive income	(715)	(2,247)	(617)
Retained earnings	622,077	637,149	610,841
Equity attributable to owners of Himax Technologies, Inc.	837,312	847,722	825,401
Noncontrolling interests	363	833	834
Total equity	837,675	848,555	826,235
Total liabilities and equity	$1,617,734	$1,730,934	$1,638,157

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2023	2022	2023

Cash flows from operating activities:
Profit for the period	$10,752	$8,008	$729
Adjustments for:
Depreciation and amortization	5,094	5,359	5,025
Share-based compensation expenses	789	662	723
Changes in fair value of financial assets at fair value through profit or loss	432	67	(336)
Interest income	(1,837)	(1,387)	(2,648)
Finance costs	1,482	843	1,717
Income tax expense (benefit)	1,214	(2,449)	(1,247)
Share of losses of associates	220	164	175
Inventories write downs	5,263	7,282	5,047
Unrealized foreign currency exchange losses (gains)	(878)	1,034	(1,201)
	22,531	19,583	7,984
Changes in:
Accounts receivable (including related parties)	(9,468)	117,749	13,116
Inventories	32,395	(80,041)	32,920
Other receivable from related parties	(19)	152	3
Other current assets	4,157	2,804	(3,318)
Accounts payable (including related parties)	(18,096)	(51,323)	10,207
Other payable to related parties	(329)	219	(588)
Contract liabilities	(2,885)	(1,671)	(13,097)
Other current liabilities	(2,145)	(424)	1,665
Other non-current liabilities	(9,697)	(4,151)	2,351
Cash generated from operating activities	16,444	2,897	51,243
Interest received	1,185	443	3,262
Interest paid	(1,482)	(843)	(1,717)
Income tax paid	(104)	(6,171)	(51,093)
Net cash provided by (used in) operating activities	16,043	(3,674)	1,695

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,619)	(3,402)	(2,874)
Acquisitions of intangible assets	(64)	-	-
Acquisitions of financial assets at amortized cost	(675)	(720)	(1,092)
Proceeds from disposal of financial assets at amortized cost	640	660	1,134
Acquisitions of financial assets at fair value through profit or loss	(21,210)	(30,179)	(33,821)
Proceeds from disposal of financial assets at fair value through profit or loss	21,217	33,188	52,482
Decrease (increase) in refundable deposits	6,133	(6,131)	1,193
Cash received in advance from disposal of land	2,821	-	-
Net cash provided by (used in) investing activities	6,243	(6,584)	17,022

Cash flows from financing activities:
Payments of cash dividends	(83,720)	(217,873)	-
Payments of dividend equivalents	(148)	-	-
Proceeds from short-term unsecured borrowings	-	-	10,294
Repayments of short-term unsecured borrowings	-	-	(10,000)
Proceeds from long-term unsecured borrowings	-	40,000	-
Repayments of long-term unsecured borrowings	(1,500)	(41,500)	(1,500)
Proceeds from short-term secured borrowings	530,800	668,700	139,200
Repayments of short-term secured borrowings	(447,100)	(450,800)	(139,200)
Pledge of restricted deposit	(83,700)	(217,900)	-
Payment of lease liabilities	(1,205)	(601)	(1,202)
Guarantee deposits received (refunded)	200	(882)	5
Net cash used in financing activities	(86,373)	(220,856)	(2,403)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(81)	(2,043)	(1,175)
Net increase (decrease) in cash and cash equivalents	(64,168)	(233,157)	15,139
Cash and cash equivalents at beginning of period	211,425	452,902	196,286
Cash and cash equivalents at end of period	$147,257	$219,745	$211,425

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2023	2022

Cash flows from operating activities:
Profit for the period	$26,136	$193,469
Adjustments for:
Depreciation and amortization	15,207	16,146
Share-based compensation expenses	2,317	2,002
Changes in fair value of financial assets at fair value through profit or loss	55	(361)
Interest income	(6,812)	(2,823)
Finance costs	4,940	1,451
Income tax expense	2,905	43,916
Share of losses of associates	584	573
Inventories write downs	15,813	13,107
Unrealized foreign currency exchange gains	(893)	(3,586)
	60,252	263,894
Changes in:
Accounts receivable (including related parties)	12,641	156,927
Inventories	95,510	(224,578)
Other receivable from related parties	34	(13)
Other current assets	1,819	7,426
Accounts payable (including related parties)	8,303	(56,444)
Other payable to related parties	(631)	745
Contract liabilities	(36,093)	(1,047)
Other current liabilities	(1,768)	(214)
Other non-current liabilities	(4,995)	1,657
Cash generated from operating activities	135,072	148,353
Interest received	5,902	1,729
Interest paid	(4,940)	(1,451)
Income tax paid	(51,935)	(71,189)
Net cash provided by operating activities	84,099	77,442

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(8,326)	(9,485)
Acquisitions of intangible assets	(75)	(169)
Acquisitions of financial assets at amortized cost	(2,338)	(7,979)
Proceeds from disposal of financial assets at amortized cost	2,315	24,982
Acquisitions of financial assets at fair value through profit or loss	(77,253)	(103,293)
Proceeds from disposal of financial assets at fair value through profit or loss	73,894	105,201
Increase in refundable deposits	(56,933)	(6,131)
Releases of restricted deposit	-	2,700
Cash received in advance from disposal of land	2,821	-
Net cash provided by (used in) investing activities	(65,895)	5,826

Cash flows from financing activities:
Payments of cash dividends	(83,720)	(217,873)
Payments of dividend equivalents	(148)	-
Purchases of subsidiary shares from noncontrolling interests	-	(301)
Proceeds from short-term unsecured borrowings	10,294	-
Repayments of short-term unsecured borrowings	(10,000)	-
Proceeds from long-term unsecured borrowings	-	40,000
Repayments of long-term unsecured borrowings	(4,500)	(44,500)
Proceeds from short-term secured borrowings	956,200	854,500
Repayments of short-term secured borrowings	(872,500)	(636,600)
Pledge of restricted deposit	(83,700)	(217,900)
Payment of lease liabilities	(3,586)	(3,036)
Guarantee deposits received	205	28,913
Net cash used in financing activities	(91,455)	(196,797)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,073)	(2,750)
Net decrease in cash and cash equivalents	(74,324)	(116,279)
Cash and cash equivalents at beginning of period	221,581	336,024
Cash and cash equivalents at end of period	$147,257	$219,745